FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 2, 2022

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2022

	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

35

brasilagro

EARNINGS RELEASE 4Q22 | 2022



01 EARNINGS RELEASE

Quarter and year ended June 30, 2022

São Paulo, September 01, 2022 – BrasilAgro (B3: AGRO3) (NYSE: LND), the leader in the acquisition, development and sale of rural properties with high potential for appreciation, announces its consolidated results for the year and quarter ended June 30, 2022 ("4Q22") and ("2022"). The consolidated information is prepared according to International Financial Reporting Standards (IFRS).

Webinar 4Q22 | 2022
September 02, 2022

Portuguese
(simultaneous translation into English)

2:00 p.m. (Brasília time)
1:00 p.m. (New York time)

Link:
https://mzgroup.zoom.us/webinar/register/WN_i1IPm471QdOvOfHCfOkSXg

STOCK PRICE

AGRO3: R$29.27

LND: U$5.68

AGRO B3 LISTED NM

LND LISTED NYSE

CONTACT INFO

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO and CFO

Ana Paula Zerbinati Ribeiro Gama
Head of IR

Deise Davanzo
IR Coordinator

Camila Vitória Stankevicius
IR Analyst

02 MESSAGE FROM MANAGEMENT



We ended yet another year with record results. Net revenue totaled R$1.5 billion, increasing by 98%, of which R$1.2 billion was from the sale of agricultural products and R$316.2 million came from the sale of farms. Gross Profit was R$520.1 million, a growth of 64%, with a net margin of 26%. Adjusted EBITDA totaled R$748.1 million, up by 105%, with a net margin expansion reaching 38%.

The year was marked by the largest farm sale of BrasilAgro's history, with 3,723 hectares of the Alto Taquari farm in Mato Grosso sold for R$589.0 million. We also sold an area of 4,573 hectares in Bahia for R$130.1 million. Besides being relevant to the Company's history, these sales reinforce our real estate proposition about value creation through the appreciation of land prices.

The dry period in the states of Bahia and Mato Grosso impacted the productivity of cotton and the 2nd crop corn season in these regions. Despite this, we ended the year with an EBITDA from operations of R$496.6 million, as a reflect of the sale of 2.4 million tons of agricultural products.

Due to the strong results achieved in the year, management proposed the payment of R$320.0 million (R$3.24 per share) in dividends, which will be submitted for approval at the Shareholders' Meeting to be held on October 27, 2022. Totaling R$520.0 million in dividends during 2022.

In terms of ESG (Environmental, Social and Governance), we also made important achievements. On 2022, we adhered to the UN Global Compact, through Instituto BrasilAgro, reinforcing our commitment to the Sustainable Development Goals. We inaugurated the first biofactory in Bahia and revised our Materiality to reflect the ESG guidance into our strategy, through commitments and goals aimed at contributing more effectively to the sustainability of agribusiness. These efforts, as well as other actions within this scope, will be disclosed in our 2022 Sustainability Report.

The 2022/2023 harvest year began with important challenges and significant impacts on production costs resulting from the conflict

between Russia and Ukraine, two important global suppliers of raw materials used in chemical fertilizers. The Company's strategy of anticipating the purchase of inputs proved to be correct. As we foresee a logistical bottleneck, we anticipated the receipt of fertilizers and 74% of the purchased products are already available at the farms.

Even with this scenario, our current margins remain higher than our historical average. We will continue to invest in the business and to increase our owned and leased areas, always analyzing opportunities for acquisitions and sales while maintaining a disciplined capital structure.

Finally, we highlight another important achievement, which was the recognition of BrasilAgro, by the Great Place to Work (GPTW), as one of the best agribusiness companies to work for, ranking as the fifth best company in this category. This demonstrates that we are on the right path by investing in the development of people, caring for them and respecting them, and building a team that will carry out our purpose of producing food with responsibility.

03 MAIN FIGURES

- Net Revenue totaled **R$1.5** billion (+98%) for the 2022 year;
- Adjusted EBITDA totaled **R$748.1** million (+105%), with an EBITDA margin of 38% (+8 p.p.) for the 2022 year;
- Net Income of **R$520.1** million (+64%), with a net margin of 26% for the 2022 year;
- Proposal to distribute **R$320,0 million** in dividends;

(R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Revenues from Operations	350.737	229.197	53%	1.168.137	662.952	76%
Revenues from Farm Sales	-	78.904	-100%	316.174	85.766	269%
Net Sales Revenue	**350.737**	**308.101**	**14%**	**1.484.311**	**748.718**	**98%**
Net Revenue from Operations	69.327	133.834	-48%	498.942	504.620	-1%
Net Revenue from Farm Sales	-	52.063	-100%	316.174	58.925	437%
Net Revenue[1]	**420.064**	**415.094**	**1%**	**1.983.253**	**1.226.497**	**62%**
Adjusted EBITDA from Operations	**120.977**	**140.421**	**-14%**	**496.594**	**312.584**	**59%**
Adjusted EBITDA Margin from Operations (%)	*34,5%*	*61,3%*	-27 p.p.	*42,5%*	*47,2%*	-4 p.p.
Adjusted EBITDA[2]	**56.517**	**146.663**	-61%	**748.128**	**365.681**	105%
Adjusted EBITDA Margin (%)	*13,5%*	*35,3%*	-22 p.p.	*37,7%*	*29,8%*	8 p.p.
Net Income	**31.112**	**80.581**	**-61%**	**268.566**	**264.549**	**2%**
Operating Net Margin (%)	*8,9%*	*35,2%*	-26 p.p.	*23,0%*	*39,9%*	-17 p.p.
Net Income	**31.112**	**127.883**	**-76%**	**520.100**	**317.646**	**64%**
Net Income Margin (%)	*7,4%*	*30,8%*	-24 p.p.	*26,2%*	*25,9%*	n.a.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Definitions: 4Q21 and 4Q22 – quarters ended June 30, 2021 and 2022, respectively | 2021 and 2022 – twelve-month periods ended June 30, 2021 and 2022, respectively | 2020/2021 Harvest Year – fiscal year began July 1, 2020, and ended June 30, 2021 | 2021/2022 Harvest Year – fiscal year began July 1, 2021, and ended June 30, 2022.

04 REAL ESTATE PERFORMANCE FIGURES

Property Portfolio

The Company's property portfolio comprises 275,412 hectares across six Brazilian states, Paraguay, and Bolivia.

	21/22	Participation (%)	22/23	Participation (%)
Owned	215.255	81%	215.255	78%
Leased	51.747	19%	60.157	22%
Total area	**267.002**	**100%**	**275.412**	**100%**
Owned	143.355	74%	143.492	70%
Leased	51.387	26%	60.157	30%
Arable area	**194.742**	**100%**	**203.649**	**100%**

Following, we present the geographic diverfication of the current portfolio by land owernership:

LOCATION	TOTAL AREA (ha)		ARABLE AREA (ha)	
	Owned	Leased	Owned	Leased
Brasil	**145.795**	**59.092**	**101.514**	**59.092**
Bahia	92.614	-	65.767	-
Goiás	5.534	-	4.051	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	1.380	30.623	809	30.623
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
Bolivia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguay	**59.585**	**-**	**34.053**	**-**
Total	**215.255**	**60.157**	**143.492**	**60.157**
Grand Total	275.412		203.649	

The Company incorporated new leased areas for the 22/23 crop year. These news partnerships are located in the state of Mato Grosso and have high productive potential.

The current mix of the production area, which includes owned and leased land, allows greater portfolio management flexibility and reduces operating cash flow volatility.

brasilagro

Land Development

In the 2022/2023 harvest year, we transformed another 10,000 hectares. As a result, the transformed area has totaled 144,300 hectares in 15 years operating. This represents an average 23% growth in the portfolio's transformation, the main driver appreciating our properties.



6%
94%
11%
42%
47%
27%
31%
42%
42%
24%
34%
47%
25%
28%
06/07
11/12
16/07
20/21
21/22
undeveloped
under development
developed

Market Value of the Portfolio

We annually update the internal appraisal of the market value of our farms and as of June 30, 2022 the market value of our portfolio was R$3.3 billion.

The current value of the average arable hectare of the Company's own areas is R$ 15,317.2 9 (CAGR of 23% in the last 5 years).

The table below shows the market appraisals of the portfolio in the last two years, conducted internally.



CAGR: 22,7%
6.778,4
7.942,3
8.696,9
14.667,1
15.371,2
1,3
1,5
1,5
1,6
1,9
3,3
3,4
3,3
17/18
18/19
19/20
20/21
21/22
Internal (R$ bi)
Deloitte (R$ bi)
R$/ha
Farm Sales

NET ASSET VALUE – NAV

(R$ thousand)	June 30, 2022	
	Book	
BrasilAgro's Equity	**2.216.048**	**2.216.048**
Properties appraisal[1]		2.793.472
(-) Balance Sheet - Land Value (Investment Properties)		(1.004.380)
NAV - Net Asset Value	**2.216.048**	**4.005.140**
Number of Shares Outstanding	102.377	102.377
NAV per share	**21,65**	**39,12**

Market value of the properties considered in the calculation of the net value of assets is June 30, 2022. It should be noted that the value of the properties is given in bags of soybeans and the average price used in the evaluation was approximately R$132.00 per bag.

05 OPERATING PERFORMANCE

Production Area by Crop (ha)



Harvest 21/22 (realized)
168,925 hectares
37%
16%
4%
17%
7%
2%
17%
Harvest 22/23 (estimated)
170,884 hectares
39%
13%
1%
17%
9%
5%
16%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton
Other

Production Area by Property (ha)



Harvest 21/22 (realized)
168,925 hectares
50%
11%
39%
Harvest 22/23 (estimated)
170,884 hectares
49%
10%
41%
Operated by BrasilAgro
Leased to third parties
Leased area

The table below shows the estimated growing area, per region, in the 2022/2023 harvest year.

Location	Ratoon Cane	Plant Cane	Soy	Corn	Corn 2nd Crop	Bean	Bean 2nd Crop	Pasture	Cotton	Cotton 2nd Crop	Other	Total
Brasil												141.109
Bahia			18.278			1.799		10.338	2.895	860	20.184	54.354
Goiás	1.635	561	2.057		710							4.964
Maranhão	16.000	1.340	5.525	1.699	1.090							25.654
Mato Grosso	5.476	543	16.528		10.532			2.925		2.028	1.000	39.033
Minas Gerais												0
Piauí			12.796	3.347	960							17.103
Bolívia	2.711	268	7.366	460							1.921	14.941
Paraguai			4.777	2.928		397		2.762	2.527		3.660	16.600
Total	**25.823**	**2.712**	**67.327**	**8.434**	**13.293**	**2.196**		**16.025**	**5.421**	**2.888**	**26.764**	**170.884**

OPERATING SITUATION

Production per product (tons)	21/22 Harvest Estimated	21/22 Harvest Realized	Change (%)	22/23 Harvest Estimated	Change (%)
Soybean	196.677	196.689	0%	218.609	11%
Corn	82.170	61.587	-25%	54.637	-11%
Corn 2nd Crop + Irrigate	95.845	84.614	-12%	81.454	-4%
Beans	4.041	3.095	-23%	2.817	-9%
Beans - 2nd Crop	3.417	2.338	-32%	0	n.a.
Cotton	13.270	6.715	-49%	18.403	174%
Cotton - 2nd Crop	3.116	1.739	n.a.	13.034	650%
Total	**398.536**	**356.776**	**-10%**	**388.954**	**9%**

Soybean production in Brazil and Bolivia were higher than the initial expectations. In Paraguay, however, there was a significant loss of planted areas due to drought. Despite this reduction, total soy production was more than offset by the good results of Brazil and Bolivia, the total produced was in line with initial estimates.

Corn production also had a major impact in Paraguay and we ended the harvest with 25% less than estimated.

The dry period in the states of Bahia and Mato Grosso impacted the productivity of cotton and the 2nd crop corn season in these regions.

PRODUCTION

Soybean

Soy Productivity (Kg/ha)	Harvest 20/21 Realized (A)	Harvest 21/22 Estimated (B)	Harvest 21/22 Realized (C)	Change (%) C/A	Change (%) C/B
Brazil	3.114	3.279	3.431	10%	5%
Paraguay	1.000	2.532	973	-3%	-62%
Bolivia	2.493	2.445	2.625	5%	7%

Soybean Productivity (Kg/ha)	20/21	21/22	Δ %
New Area - 1st and 2nd year	1.995	2.084	4%
Under Development Area - 3rd and 4th year	2.364	2.790	18%
Developed Area - Above 4th year	3.222	3.583	11%

Corn

Corn Productivity (Kg/ha)	Harvest 20/21 Realized (A)	Harvest 21/22 Estimated (B)	Harvest 21/22 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	6.164	7.759	6.500	5%	-16%
2nd Crop - Brazil	5.419	6.439	5.869	8%	-9%
Crop - Paraguay	1.788	5.250	1.355	-24%	-74%
Crop - Bolivia	3.028	4.559	3.766	24%	-17%

Beans

Beans Productivity (Kg/ha)	Harvest 20/21 Realized (A)	Harvest 21/22 Estimated (B)	Harvest 21/22 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	1.315	1.157	954	-27%	-18%
Crop - Paraguay	1.002	1.001	574	-43%	-43%
2nd Crop - Brazil	1.144	1.232	1.145	0%	-7%

Cotton

Cotton Productivity (Kg/ha)	Harvest 20/21 Realized (A)	Harvest 21/22 Estimated (B)	Harvest 21/22 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	5.055	4.350	2.099	-58%	-52%
2nd Crop - Brazil	0	4.298	2.437	n.a.	-43%
Crop - Paraguay	0	2.700	1.590	n.a.	-41%

Sugarcane

Sugarcane Harvest Year Result	2021 Harvest Realized (Apr/01 to Dec/31)	20212 Harvest Estimated (Apr/01 to Dec/31)	Change (%)	2022 Harvest Realized (Apr/01 to Jun/30)	Change (%)
Tons harvested	2.118.687	2.116.890	-0,1%	654.228	-69%
Hectares harvested	25.101	25.217	0,5%	7.431	-71%
TCH - Harvest tons per hectares	84,41	83,95	-0,5%	88,04	5%

Different from the other crops, the sugarcane harvest comprises the months from April to December. Until June 30, 2022, a total of 654 tons of sugarcane was harvested, corresponding to a TCH (harvest tons per hectare) of 88.04.

Livestock

Cattle Raising	20/21 Harvest Realized	21/22 Harvest Estimated	Change (%)	21/22 Harvest Realized	Change (%)
Hectares	9.636	11.984	24%	11.323	-6%
Number of heads	14.805	16.862	14%	21.168	26%
Meat production (kg)	1.940.329	2.580.775	33%	1.949.812	-24%
Weight Gain per Day	0,71	0,71	-1%	0,63	-11%
Weight Gain per hectare	201,37	215,34	7%	172,2	-20%

For the Company, cattle raising is a transitory activity aimed at transforming the area. We have 21.2 head of cattle over 11,301 hectares of active pasture in Brazil and Paraguay.

06 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented under International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation, and amortization.

Adjusted EBITDA was calculated by excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas, and depreciation of the permanent crop.

EBITDA (R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Net Income	**31.112**	**127.883**	**-76%**	**520.100**	**317.646**	**64%**
Interest	-10.473	1.419	n.a.	52.860	95.988	-45%
Taxes	-9.186	-53.205	-83%	117.217	-19.515	n.a.
Depreciations and amortizations	-19.656	46.483	n.a.	82.614	110.004	-25%
EBITDA	**-8.203**	**122.580**	**n.a.**	**772.791**	**504.123**	**53%**

Adjusted EBITDA (R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Net Income	**31.112**	**127.883**	**-76%**	**520.100**	**317.646**	**64%**
Interest	-10.473	1.419	n.a.	52.860	95.988	-45%
Taxes	-9.186	-53.205	-83%	117.217	-19.515	n.a.
Depreciations and Amortizations	-19.656	46.483	n.a.	82.614	38.432	115%
Equity pick-up	-2	119	n.a.	31	-11	n.a.
Other operating income/expenses, net	6.692	9.708	-31%	2.883	12.668	-77%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	63.197	57.981	9%	17.724	-72.742	n.a.
Derivatives Results	-5.167	-43.725	-88%	-45.301	-78.357	-42%
Adjusted EBITDA	**56.517**	**146.663**	**-61%**	**748.128**	**365.681**	**105%**

Operations EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Net Income	**31.112**	**80.581**	**-61%**	**268.566**	**264.549**	**2%**
Interest	(10.473)	1.419	n.a.	52.860	95.988	-45%
Taxes	(9.186)	(53.205)	-83%	117.217	(19.515)	n.a.
Depreciations and amortizations	(19.656)	46.483	n.a.	82.614	110.004	-25%
EBITDA	**-8.203**	**75.278**	**n.a.**	**521.257**	**451.026**	**16%**

Adjusted EBITDA (R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Net Income	**31.112**	**80.581**	**-61%**	**268.566**	**264.549**	**2%**
Interest	(10.473)	1.419	n.a.	52.860	95.988	-45%
Taxes	(9.186)	(53.205)	-83%	117.217	-19.515	n.a.
Depreciations and Amortizations	44.803	87.543	-49%	82.614	110.004	-25%
Equity pick-up	(2)	119	n.a.	31	(11)	n.a.
Other operating income/expenses, net	6.692	9.708	-31%	2.883	12.668	-77%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	63.197	57.981	9%	17.724	(72.742)	n.a.
Derivatives Results	(5.167)	(43.725)	-88%	(45.301)	(78.357)	-42%
Adjusted EBITDA	**120.977**	**140.421**	**-14%**	**496.594**	**312.584**	**59%**

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Total	**350.737**	**308.101**	**14%**	**1.484.311**	**748.718**	**98%**
Farms Sale	-	78.904	-100%	316.174	85.766	269%
Soybean	224.314	113.686	97%	600.075	235.765	155%
Corn	16.164	8.942	81%	108.692	77.009	41%
Bean	2.249	4.452	-49%	11.083	17.644	-37%
Feather Cotton	1.828	1.374	33%	21.692	24.284	-11%
Seed Cotton	0	446	-100%	3.550	3.487	2%
Sugarcane	90.087	88.932	1%	378.919	264.978	43%
Cattle Raising	8.360	4.792	74%	31.507	28.966	9%
Leasing	3.592	6.638	-46%	6.450	11.365	-43%
Others	4.141	(65)	n.a.	6.167	(545)	n.a.

Net revenue from sales reached R$1.5 billion in 2022, increasing by 98% over the previous year, mainly due to the accounting of the sale of Alto Taquari and Rio do Meio farms, announced in the previous quarter, and higher revenue from agricultural operations (+76%).

SALE OF FARMS

Farm Sales (R$ thousand)	2022	2021	Change
Nominal Value of Sale	461.615	74.011	524%
Present Value Adjustment	(145.441)	(15.086)	864%
Revenue from Farms Sale	**316.174**	**58.925**	**437%**
Sales Taxes	(7.973)	(541)	n.a.
Selling Costs	(56.667)	(5.287)	n.a.
Farm Sale Gain	**251.534**	**53.097**	**374%**

In 1Q21, we recorded R$8.4 million from the sale of farms, referring to a sale with conditions precedent for delivery at the Jatobá Farm, and the effect of the variable consideration. In the first case, 133.0 additional hectares are accounted for upon delivery only.

Net revenue from sales reached R$461.6 million in 2022, due to revenue recognitions of R$329.7 million from the sale of 2,566 hectares (1,537 arable hectares) of the Alto Taquari Farm, and R$132.0 million from the sale of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm.

The Company will continue to operate in 1,157 hectares of the area sold for the Alto Taquari Farm until 2024 and, therefore, revenue from the sale of this area will be accounted when possession for the land is delivered.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Total	**350.737**	**229.197**	**53%**	**1.168.137**	**662.952**	**76%**
Soybean	224.314	113.686	97%	600.075	235.765	155%
Corn	16.164	8.942	81%	108.692	77.009	41%
Beans	2.249	4.452	-49%	11.083	17.644	-37%
Feather Cotton	1.828	1.374	33%	21.692	24.284	-11%
Seed Cotton	0	446	-100%	3.550	3.487	2%
Sugarcane	90.087	88.932	1%	378.919	264.978	43%
Cattle Raising	8.360	4.792	74%	31.507	28.966	9%
Leasing	3.592	6.638	-46%	6.450	11.365	-43%
Others	4.141	(65)	n.a.	6.167	(545)	n.a.

Quantity sold (tons)	4Q22	4Q21	Change	2022	2021	Change
Total	**721.371**	**687.948**	**5%**	**2.364.141**	**2.319.262**	**2%**
Soybean	90.774	56.798	60%	235.918	137.581	71%
Corn	18.274	10.349	77%	116.676	139.485	-16%
Beans	941	1.322	-29%	3.953	3.812	4%
Feather Cotton	141	165	-15%	2.075	3.265	-36%
Seed Cotton	-	614	-100%	2.502	3.952	-37%
Sugarcane	609.621	617.918	-1%	1.997.307	2.026.640	-1%
Cattle Raising	1.029	497	107%	3.228	3.661	-12%
Others	593	285	108%	2.481	867	186%

Net revenue from operations came to R$1.2 billion in 2022, 76% higher than the same period in the previous year. The upturn was mainly due to the increase in unit prices billed.

GAINS AND LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn	Cotton	Beans	Sugarcane	Cattle Raising	Others	Gain / Loss 06/30/22
Gains and losses in agricultural products	256.937	70.820	12.981	4.502	219.327	968	1.952	567.487
Gains and losses in biological assets	65	(18.093)	(6.843)	(1.912)	8.389	-	670	(17.724)
Change in fair value of biological assets and agricultural products	**257.001**	**52.727**	**6.138**	**2.590**	**227.717**	**968**	**2.622**	**549.764**

Gains and losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing, and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest, taking into account the market price for the corresponding distribution channel of each farm.

Agricultural Products	Soybean	Corn (crop)	Cotton	Bean	Sugarcane	Cattle Raising	Others	Gain / Loss 06/30/22
Area (hectares)	61.924	26.685	1.919	5.984	25.993	11.323	2.501	136.328
Production (Tons or Meat Kgs)	201.963	145.070	7.335	6.829	2.187.134	1.950	2.695	2.552.976
Yield (Ton./ha) (Kg/Head)	3,26	5	4	1	84	0	1	19
Livestock - head of cattle	-	-	-	-	-	21.168	-	21.168
Production fair value (R$ thousand)	505.046	161.367	37.180	19.726	392.179	14.365	3.148	1.133.011
Production Cost (R$ thousand)	(248.109)	(90.547)	(24.199)	(15.224)	(172.852)	(13.397)	(1.196)	(565.523)
Gain and losses in agricultural products (R$ thousand)	**256.937**	**70.820**	**12.981**	**4.502**	**219.327**	**968**	**1.952**	**567.487**

The table below shows the result of the sugarcane harvest in the fiscal year, including the breakdown of gains (losses) in value of agricultural products:

Gains and losses of biological assets

Biological Assets	Soybean	Corn (crop)	Cotton	Bean	Sugarcane	Others	Gain / Loss 06/30/22
Area (hectares)	-	10.097	2.113	-	24.640	-	36.849
Production (Tons)	-	54.993	8.478	-	2.119.418	-	2.182.889
Yield (Ton./ha)	-	5,45	4,01	-	86,02	-	59,24
Biological Assets (R$ thousand)	**65**	**(18.093)**	**(6.843)**	**(1.912)**	**8.389**	**670**	**(17.724)**

Biological assets consist of agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

NET IMPAIRMENT

A provision to adjust inventories at the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

PRODUCTION COST

21/22 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Cotton	Cotton 2nd Crop	Sugarcane	Cattle Raising
Variable costs	**68%**	**80%**	**100%**	**76%**	**87%**	**87%**	**44%**	**66%**	**44%**
Seeds	9%	14%	17%	10%	11%	11%	0%	0%	0%
Fertilizers	22%	37%	51%	18%	33%	33%	0%	14%	0%
Defensives	17%	13%	13%	24%	22%	22%	0%	7%	0%
Agricultural services	15%	12%	15%	17%	15%	15%	0%	33%	0%
Fuels and Lubricants	4%	3%	4%	5%	3%	3%	0%	12%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	8%	0%	8%
Animal Feed	0%	0%	0%	0%	0%	0%	29%	0%	29%
Others	2%	1%	0%	2%	3%	3%	7%	0%	7%
Fixed costs	**32%**	**20%**	**0%**	**24%**	**13%**	**13%**	**56%**	**34%**	**56%**
Labor	7%	8%	0%	8%	3%	3%	34%	3%	34%
Depreciation and amortization	24%	12%	0%	15%	4%	4%	14%	26%	14%
Leasing	0%	0%	0%	0%	0%	0%	0%	0%	0%
Others	1%	0%	0%	0%	5%	5%	8%	5%	8%

(R$ / ha)	21/22 Harvest Estimated (A)	21/22 Harvest Realizaded (B)	22/23 Harvest Estimated (C)	Change (%) B/A	Change (%) C/B
Soybean[1]	4.630	4.933	4.920	7%	0%
Corn[1]	4.626	4.733	4.854	2%	3%
Corn 2nd Crop	4.348	4.635	4.512	7%	-3%
Beans	3.023	3.017	3.058	0%	1%
Cotton	10.879	9.452	9.487	-13%	0%
Cotton 2nd Crop	13.923	12.942	13.210	-7%	n.a.
Sugarcane [2]	8.089	9.088	7.759	12%	-15%
Others [3]	6.203	1.502	594	-76%	n.a.

(1) includes area opening amortization
(2) sugarcane cost not included leasing costs
(3) Others: wheat, sesame, quinoa

COST OF GOODS SOLD

(R thousand)	4Q22	4Q21	Change	2022	2021	Change
Cost of Goods Sold	**(228.644)**	**(143.724)**	**59%**	**(634.192)**	**(412.510)**	**54%**
Soybean	(133.101)	(70.163)	90%	(333.052)	(166.877)	100%
Corn	(14.275)	(6.803)	110%	(60.890)	(46.370)	31%
Bean	(6.268)	(4.516)	39%	(12.315)	(10.051)	23%
Feather Cotton	(11.646)	(456)	n.a.	(11.091)	(11.091)	0%
Seed Cotton	11.335	(1.194)	n.a.	6.617	(5.073)	n.a.
Sugarcane	(67.818)	(54.813)	24%	(166.576)	(143.488)	16%
Cattle Raising	(7.809)	(4.231)	85%	(27.948)	(25.596)	9%
Leasing	(411)	(465)	-12%	(4.536)	(1.874)	142%
Others	1.349	(1.083)	n.a.	(13.935)	(2.090)	567%

(R thousand)	4Q22	4Q21	Change	2022	2021	Change
Realization of the Fair Value of Biological Assets	**(143.471)**	**(146.621)**	**-2%**	**(508.495)**	**(316.636)**	**61%**
Soybean	(87.019)	(89.279)	-3%	(257.786)	(165.232)	56%
Corn	(5.988)	(5.268)	14%	(50.392)	(32.093)	57%
Bean	273	(7.229)	n.a.	(4.866)	(10.502)	-54%
Feather Cotton	10.750	(1.485)	n.a.	747	(19.980)	n.a.
Seed Cotton	(11.520)	86	n.a.	(10.773)	(940)	n.a.
Sugarcane	(50.136)	(43.446)	15%	(185.943)	(88.055)	111%
Others	169	-	n.a.	518	166	212%

(R thousand)	4Q22	4Q21	Change	2022	2021	Change
Total Cost of Goods Sold	**(372.115)**	**(290.346)**	**28%**	**(1.142.688)**	**(729.145)**	**57%**
Soybean	(220.120)	(159.442)	38%	(590.838)	(332.109)	78%
Corn	(20.263)	(12.071)	68%	(111.282)	(78.463)	42%
Bean	(5.995)	(11.745)	-49%	(17.181)	(20.553)	-16%
Feather Cotton	(896)	(1.942)	-54%	(20.811)	(31.072)	-33%
Seed Cotton	(185)	(1.108)	-83%	(4.156)	(6.011)	-31%
Sugarcane	(117.954)	(98.259)	20%	(352.519)	(231.543)	52%
Cattle Raising	(7.809)	(4.231)	85%	(27.948)	(25.596)	9%
Leasing	(411)	(465)	-12%	(4.536)	(1.874)	142%
Others	1.518	(1.083)	n.a.	(13.417)	(1.924)	597%

Due to adjustments to the fair value of agricultural products, the YoY changes in unit costs are directly related to the market price of the commodities at the time of harvest for the calculation of Total COGS.

COGS increased by 54% in 2022 compared to 2021. This increase was mainly due to higher volumes billed in the period, as well as higher unit costs.

SELLING EXPENSES

(R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Selling expenses	**(17.201)**	**(13.997)**	**23%**	**(43.578)**	**(27.951)**	**56%**
Freight	(5.498)	(5.038)	9%	(15.793)	(8.582)	84%
Storage and Processing	(9.583)	(4.390)	118%	(18.201)	(14.346)	27%
Fees	-	-	n.a.	(6.946)	(10)	n.a.
Provision for doubtful accounts	(9)	-	n.a.	(20)	(151)	-86%
Others	(2.112)	(4.569)	-54%	(2.618)	(4.862)	-46%

Selling expenses increased by 56% in relation to the previous year, mainly reflecting:

(i) a growth in the Freight line, due to higher volumes sold, higher gas prices, and the start of operations in Bolivia.
(ii) a rise in the Fees line, mainly due to commissions paid on the sale of the Alto Taquari Farm.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
General and Administrative Expenses	**(19.897)**	**(20.004)**	**-1%**	**(55.968)**	**(46.851)**	**19%**
Depreciation and Amortization	(308)	50	n.a.	(1.290)	(982)	31%
Personnel expenses	(15.567)	(16.143)	-4%	(39.257)	(32.406)	21%
Expenses with services providers	(1.575)	(1.979)	-20%	(5.858)	(6.482)	-10%
Leases and Rents	(18)	(294)	-94%	(342)	(396)	-14%
Impostos e taxas	(55)	(73)	-26%	(1.414)	(1.350)	5%
Despesas com Viagens	(377)	(282)	34%	(1.131)	(556)	103%
Despesas com softwares	(808)	(399)	102%	(2.123)	(1.357)	57%
Others expenses	(1.188)	(884)	34%	(4.552)	(3.322)	37%

General and administrative expenses increased by 19% over the previous year, as a result of:

(i) a growth in the Personnel Expenses line, explained by (a) bonus payments higher than the provisioned amount; and (b) salary increases from the annual collective bargaining agreement, by 8.5%.
(ii) higher travel expenses, with the return of post-pandemic activities.
(iii) the variation in the Other Expenses line, which reflects (a) the increase, in reais, of expenses with listing and bookkeeping costs; (b) publication of the Financial Statements in full, which did not occur last year due to the exemption provided for in MP 892/19, and (c) expenses with civil liability insurance (D&O) that is indexed to the U.S. dollar.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Other operating income/expenses	**599**	**(9.770)**	**n.a.**	**13.829**	**(22.613)**	**n.a.**
Gain/Loss on sale of fixed assets	1.915	(1.287)	n.a.	2.652	(1.378)	n.a.
Provisions for lawsuits	228	256	-11%	(19)	(1.404)	-99%
Agricultural insurance compensation	-	-	n.a.	8.708	-	n.a.
Donations from BrasilAgro Institute	1.860	(5.685)	n.a.	-	(2.057)	n.a.
Unused tax credit	-	-	n.a.	-	(3.964)	-100%
Subscription bonus	(6.692)	(9.705)	-31%	(2.883)	(12.668)	-77%
Others	(522)	966	n.a.	(299)	250	n.a.

Other operating income and expenses were impacted in 2022, mainly due to revenue from agricultural insurance compensation concerning the 2020/2021 crop shortage in Paraguay.

The impact in the Subscription warrants line was a result of the variation and the value of subscription warrants issued upon the absorption of Agrifirma, together with the variation of the Company's share prices.

It is worth noting that, under the transaction, the subscription warrants collateralize the 2-year lockup period, considering the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholders.

FINANCIAL RESULT

(R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Total	**10.473**	**(1.419)**	**n.a.**	**(52.860)**	**(95.988)**	**-45%**
Interest (i)	(15.928)	(10.520)	51%	(65.314)	(27.528)	137%
Monetary variation (ii)	(361)	(152)	138%	(732)	(682)	7%
Exchange vartiation (ii)	4.892	(7.797)	n.a.	2.621	(9.035)	n.a.
Present value adjustment (iii)	35.092	(14.883)	n.a.	14.161	66.077	-79%
Derivative operations results (iv)	(26.879)	29.812	n.a.	(65.707)	(125.490)	-48%
Other financial income / expenses (v)	13.657	2.121	544%	62.111	670	n.a.

The consolidated financial result is composed of (i) interest on financing; (ii) FX variation on offshore accounts; (iii) present value of receivables due to the sale of the Araucária, Alto Taquari, and Jatobá farms, fixed in bags of soybean, and sugarcane leased areas; (iv) result of hedge operations; and (v) bank expenses and charges, and income from investments of cash and cash equivalents.

The increase in the interest line reflects the rise in the Selic rates and inflation, directly impacting the Company's debt, which is indexed as follows: (i) 34% to inflation; (ii) 50% to the CDI and; (iii) 26% to fixed rates.

The restatement of fair value, in the amount of R$14.2 million in 2022, shows the variation in the amount to be received from the sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms, fixed in soybean bags, and the variation of Consecana's price in the lease agreement for the Parceria IV farm.

The result from derivatives reflects mainly commodities hedge and U.S. dollar FX operations, aiming to reduce the volatility of the Company's exposure, since our

revenues, inventories, biological assets and farm receivables have a positive correlation with commodities prices and the U.S. dollar.

DERIVATIVE TRANSACTIONS

HEDGE POSITION ON AUGUST 29, 2022

Harvest	Soybean			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	151.617 ton	97,30%	14,3	USD 73.866	95,80%	5,33
22/23	89.263 ton	50,00%	14,32	USD 42.500	49,45%	5,57
Farmland sales receivables 2023-2024	42.182 ton	34,00%	12,9	USD 28.414	48,67%	5,7

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	98.007 ton	76,00%	60,75	-	-	-
22/23	22.275 ton	20,00%	60,29	-	-	-

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (¢/lb)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	3.219 ton	100,00%	81,35	USD 8.488	100,00%	5,88
22/23	4.284 ton	45,20%	86,97	USD 8.620	45,00%	5,72

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Ethanol			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge	BRL/USD
21/22	4.350 m^3	4,00%	1953,00	-	-	-
22/23	41.580 m^3	45,41%	3209,00	-	-	-

(1) % of the volume of ethanol locked in m^3.

Note: In the case of the Ethanol Hedge, we consider the 2022 and 2023 harvest years and the sugarcane calendar (April – March).

brasilagro

Balance Sheet

ALLOCATION OF NET INCOME AND DIVIDENDS DISTRIBUTION

According to current corporate law and the Company's Bylaws, management proposed the following distribution of results for the fiscal year ended June 30, 2022:

R$ thousand	2021	2020
Net income	520.100	317.646
(-) Appropriation of the legal reserve (5% of net income)	(26.005)	(15.882)
Adjusted Net Income	**494.095**	**301.764**
(-) Minimum compulsory dividends - 25% of adjusted net income	(123.524)	(75.441)
(-) Proposed aditional dividends	(196.476)	(184.559)
Proposed Dividends	**(320.000)**	**(260.000)**
Appropriation of reserve for investment and expansion	**174.095**	**41.764**
Number of shares	**102.377.008**	**102.377.008**
(-) Treasury Shares	(3.533.499)	(3.185.087)
(=) Outstanding shares	98.843.509	99.191.921
Dividends per share (R$)	**3,24**	**2,62**

The proposal will be submitted for approval at the next Ordinary Shareholders' Meeting to be held in October 2022.

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	06/30/2022	06/30/2021	Change
Cash and Cash equivalents	**435.493**	**1.059.107**	**-59%**
Cash and Banks	38.492	58.215	-34%
Bank deposit certificates	303.444	-	n.a.
National Treasury Bills	93.557	1.000.892	-91%
Marketable securities	**19.580**	**10.455**	**87%**
Restricted financial investments	14.059	5.224	169%
Bank deposit certificates	5.521	5.231	6%
Total	**461.038**	**1.069.562**	**-57%**

The cash reduction is mainly due to (i) debt amortization, (ii) payment of dividends and (iii) capex.

INDEBTEDNESS

(R$ thousand)	06/30/2022	06/30/2021	Change
Short Term	123.411	322.046	-62%
Long Term	329.630	341.135	-3%
Total Indebtedness	**453.041**	**663.181**	**-32%**
(+/-) Derivatives	**24.421**	**(14.001)**	**n.a.**
(=) Adjusted Gross Debt	477.462	649.180	-26%
(-) Cash and cash equivalents	455.073	1.069.562	-57%
(=) Adjusted Net Debt	22.389	(420.382)	n.a.
Adjusted EBITDA	**748.128**	**365.681**	**105%**
Adjusted Net Debt / Adjusted EBITDA	**0,03x**	**(1,15x)**	**n.a.**
Adjusted Net Debt / NAV	**1%**	**-10%**	**n.a.**

The average cost of debt is 95,5% CDI rate.

CUSTOMERS

(R$ thousand)	06/30/2022	06/30/2021	Change
Sugarcane Sales	16.786	43.297	-61%
Grains Sales	100.220	127.875	-22%
Cattle Raising Sales	491	491	0%
Leases and Rents	3.941	11.969	-67%
Machinery Sales	217	2.406	-91%
Farm Sales	-	183.342	-100%
	121.655	**369.380**	**-67%**
Provision for doubtful accounts	(1.778)	(1.729)	3%
Current total	**119.877**	**367.651**	**-67%**
Farm Sales[1]	373.954	324.937	15%
Non-current total	**373.954**	**324.937**	**15%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORY

(R$ thousand)	06/30/2022	06/30/2021	Change
Soybean	54.793	169.927	-68%
Corn	60.970	40.678	50%
Bean	8.773	11.969	-27%
Cotton	22.186	11.114	100%
Other crops	509	224	127%
Agricultural Products	**147.231**	**280.224**	**-47%**
Supplies	142.668	31.947	347%
Total	**289.899**	**312.171**	**-7%**

Biological livestock assets are measured at fair value and controlled based on two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued per head, while older animals are controlled per weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2021	**14.805**	**46.312**
Aquisition, Birth | Aquisition Expenses	15.100	38.141
Handling Expenses	-	13.397
Sales	(8.451)	(30.196)
Deaths	(229)	(609)
Consumption	(57)	(230)
Exchange variation	-	(167)
Fair value variation	-	968
In June 30, 2022	**21.168**	**67.616**

PROPERTIES FOR INVESTMENT

The Company's business strategy is based on the acquisition, development, operation, and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential to create value through the renovation of the asset and the development of profitable agricultural activities.

After the acquisition of our rural properties, we seek to implement higher value-added crops and renovate such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are stated at acquisition cost, which does not exceed its net realizable value, and recorded under "Non-Current Assets".

Investment properties are valued at historical cost plus investments in buildings, improvements, and clearing of areas, less accumulated depreciation, according to the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improveme	Area Opening	Constructio n in progress	Investment Properties
Initial Balance	781.251	66.614	100.781	48.454	997.100
In June 30, 2021					
Acquisitions	1.243	7.849	1.909	50.077	61.078
Reductions	(55.514)	(7.850)	(15)	(31)	(63.410)
Transfers	-	7.641	38.695	(46.336)	-
(-) Depreciation/ Amortization	-	(3.153)	(10.249)	-	(13.402)
Cumulative Translation Adjustment	14.400	1.270	2.203	5.141	23.014
In June 30, 2021	**741.380**	**72.371**	**133.324**	**57.305**	**1.004.380**

DEPRECIATION - AREA CLEARING

(R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Maintenance	(1.453)	(1.098)	32%	(5.113)	(4.174)	22%
Opening	(1.332)	(1.720)	-23%	(5.134)	(5.202)	-1%
Total	**(2.784)**	**(2.818)**	**-1%**	**(10.247)**	**(9.376)**	**9%**

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	108	16.887	20.157	2.350	-	70.888	110.390
In June 30, 2021							
Acquisitions	-	2.111	11.266	506	13.400	23.502	50.785
Reductions	-	(774)	(627)	-	-	(185)	(1.586)
Transfers	200	13.413	-	-	(13.400)	(213)	-
(-) Depreciation / Amortization	(120)	(2.673)	(1.944)	(489)	-	(26.136)	(31.362)
Cumulative Translation Adjustment	-	74	131	10	-	(311)	(96)
In June 30, 2021	**188**	**29.038**	**28.983**	**2.377**	**-**	**67.545**	**128.131**

07 ESG

Together with the development of our business and operating growth, we furthered the achievement of our sustainability view and the management of ESG aspects. In addition to complying with the law, we have sought to expand the positive impact of our presence in the regions where we operate, with responsibility and ethics.

In the environmental area, we seek to contribute to the reduction of climate change by controlling greenhouse gas emissions. The company prepared the first inventory of greenhouse gases, following the guidelines of the Brazilian GHG Protocol Program, ensuring traceability and the possibility of verifying and auditing the data. In addition, BrasilAgro, together with one of the suppliers, Bayer, and with the support of Embrapa, is participating of the Carbono+ Project, which evaluates the carbon stock, expansion of the use of biopesticides and use of technology in precision agriculture, among other practices. We opened the Company's fully automated biofactory in Bahia and we intend to open at least two more in the next year.

In the social area, Instituto BrasilAgro was accepted into the United Nations (UN) Global Compact, an initiative that brings together companies committed to promoting the Sustainable Development Goals (SDGs). Participating in the Global Compact represents a step forward for the BrasilAgro Institute to be able, through the goals established by the SDGs, to produce more effective social indicators, in addition to reinforcing the commitment to socio-educational promotion.

Biofactory

We opened the first **Bioinputs** factory in Bahia

Global Pact

Instituto BrasilAgro is part of the **Global Pact**!

GPTW

We are **Top 5** Best Companies to work for in agribusiness

brasilagro

08 CAPITAL MARKET

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share performance

On September 01, 2022, BrasilAgro's shares (AGRO3) were traded at R$29.27, resulting in a market cap of R$3.0 billion, while its ADRs (LND) were traded at US$5.68.



AGRO3 x Ibovespa
(base 100 = 06/30/2022)
130
120
110
100
90
80
70
jan-22
fev-22
mar-22
abr-22
mai-22
jun-22
AGRO3
IBOV

HIGHLIGHTS - AGRO3	2022	2021
Average Daily Traded Volume (R$)	22.549.804	7.070.023
Maximum (R$ per share)	35,03	27,94
Mininum (R$ per share)	21,90	19,00
Average (R$ per share)	27,14	22,85
Closing Quote (R$ per share)	24,38	20,29
Variation in the period (%)	20%	12%

Disclaimer

The statements contained in this document related to the business prospects, projected operating and financial results and growth outlook of BrasilAgro are merely projections and, as such, are based exclusively on the Executive Board's expectations about the future of the business. These expectations substantially depend on market conditions, the performance of the Brazilian economy, as well as the sector and the international markets, and are thus subject to changes without prior notice.

09 WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Pesos e medidas usados na atividade agropecuária		
1 tonelada	1.000 kg	
1 quilo	2,20462 libras	
1 libra	0,45359 kg	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m^2	
1 alqueire	5,4363 acres	

Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Pecuária		
1 arroba (boi magro)	30 kg	
1 arroba	15 kg	

brasilagro

10 PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	13.276	10.208
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5.534	4.051
4	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37.182	26.444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
7	Partnership II[(1)]	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
8	Morotí (Paraguay)	Boquerón	dec/13	Grains and Pasture	59.585	34.053
9	Partnership III[(2)]	Alto Taquari / MT	may/15	Sugarcane	5.128	5.128
10	Partnership IV[(3)]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
12	Partnership V[(4)]	Região do Xingu / MT	aug/18	Grains	19.425	19.425
13	Arrojadinho Farm[(5)]	Jaborandi / BA	jan/20	Grains	16.642	11.063
14	Rio do Meio Farm[(6)]	Correntina / BA	jan/20	Grains	7.715	5.642
15	Partnership VII[(7)]	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
17	Acres del Sud	Santa Cruz	jan/22	Grains and Sugarcane	9.875	7.925
18	Partnership VIII[(9)] (Bolívia)	Santa Cruz	jan/22	Grain	1.065	1.065
19	Partnership IX[(10)]	Comodoro / MT	jul/22	Grains	6.070	6.070
	Total				**275.412**	**203.649**

(1) A Companhia continuará operando 1.157 hectares da área vendida em out/21 até a safra 2024.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.

brasilagro

11 INCOME STATEMENT

(R$ thousand)	4Q22	4Q21	Change	2022	2021	Change
Revenues from Farm Sales	-	52.063	-100%	316.174	58.925	437%
Revenues from grains	245.205	128.370	91%	727.875	336.115	117%
Revenues from cotton	2.289	2.238	2%	26.109	28.475	-8%
Revenues from sugarcane	90.198	89.014	1%	379.242	265.062	43%
Revenues from cattle raising	8.958	4.794	87%	32.773	29.566	11%
Revenues from farm leasing	4.654	7.174	-35%	15.047	19.350	-22%
Other revenues	5.160	362	n.a.	9.368	1.301	620%
Deductions from gross revenue	(5.727)	(2.755)	108%	(22.277)	(16.917)	32%
Net Sales Revenue	**350.737**	**281.260**	**25%**	**1.484.311**	**721.877**	**106%**
Change in fair value of biological assets and agricultural products	69.888	157.579	-56%	549.764	527.348	4%
Impairment	(561)	(23.745)	-98%	(50.822)	(22.728)	124%
Net Revenue	**420.064**	**415.094**	**1%**	**1.983.253**	**1.226.497**	**62%**
Cost of Farm Sale	-	(4.761)	-100%	(64.640)	(5.828)	n.a.
Cost of agricultural products sale	(372.115)	(290.346)	28%	(1.142.688)	(729.145)	57%
Gross Profit	**47.949**	**119.987**	**-60%**	**775.925**	**491.524**	**58%**
Selling Expenses	**(17.201)**	**(13.997)**	**23%**	**(43.578)**	**(27.951)**	**56%**
General and Administrative Expenses	**(19.897)**	**(20.004)**	**-1%**	**(55.968)**	**(46.852)**	**19%**
Depreciation and Amortization	309	(51)	n.a.	1.290	981	31%
Personnel expenses	15.566	16.144	-4%	39.257	32.406	21%
Expenses with services providers	1.575	1.979	-20%	5.858	6.482	-10%
Leases and Rents	18	294	-94%	342	397	-14%
Others expenses	2.429	1.638	48%	9.221	6.586	40%
Other operating income/expenses, net	**599**	**(9.770)**	**n.a.**	**13.829**	**(22.613)**	**n.a.**
Equity pick up	**2**	**(119)**	**n.a.**	**(31)**	**11**	**n.a.**
Financial result	**10.473**	**(1.419)**	**n.a.**	**(52.860)**	**(95.988)**	**-45%**
Financial income	380.315	267.508	42%	955.783	849.623	12%
Interest on Financial Investments	15.006	5.566	170%	67.010	8.193	718%
Interest on assets	1.375	198	594%	2.730	1.165	134%
Foreign exchange variations	13.520	3.440	293%	31.717	20.257	57%
Income from leasings' present value adjustment	5.298	-	n.a.	37.628	2.895	n.a.
Income from receivables from farm sales' present value adjustment	141.662	16.629	752%	238.973	227.005	5%
Realized results with derivatives	52.119	4.829	n.a.	121.988	76.885	59%
Unrealized results with derivatives	151.335	236.846	-36%	455.737	513.223	-11%
Financial expenses	(369.842)	(268.927)	38%	(1.008.643)	(945.611)	7%
Interest expenses	(677)	(357)	90%	(2.900)	(1.383)	110%
Bank charges	(672)	(3.088)	-78%	(1.999)	(6.140)	-67%
Interest on liabilities	(17.303)	(10.718)	61%	(68.044)	(28.693)	137%
Monetary variations	(361)	(152)	138%	(732)	(682)	7%
Foreign exchange variations	(8.628)	(11.237)	-23%	(29.096)	(29.292)	-1%
Expense from leasings' present value adjustment	(7.054)	(6.491)	9%	(57.984)	(74.160)	-22%
Expense from receivables from farm sales' present value adjustment	(104.814)	(25.021)	319%	(204.456)	(89.663)	128%
Realized results with derivatives	(51.432)	(86.728)	-41%	(201.936)	(193.415)	4%
Unrealized results with derivatives	(178.901)	(125.135)	43%	(441.496)	(522.183)	-15%
Profit (loss) before income and social contribution taxes	**21.925**	**74.678**	**-71%**	**637.317**	**298.131**	**114%**
Income and social contribution taxes	9.186	53.205	-83%	(117.217)	19.515	n.a.
Profit (loss) for the period	**31.112**	**127.883**	**-76%**	**520.100**	**317.646**	**64%**
Outstanding shares at the end of the period	102.377.008	102.377.008		102.377.008	102.377.008	
Basic earnings (loss) per share - R$	**0,30**	**1,25**	**-76%**	**5,08**	**3,10**	**64%**

brasilagro

12 BALANCE SHEET – ASSETS

Assets (R$ thousand)	06/30/2022	06/30/2021	Change
Current assets			
Cash and Cash equivalents	435.493	1.059.107	-59%
Marketable securities	94.870	0	n.a.
Derivative financial instruments	61.013	32.657	87%
Trade accounts receivable	442.313	192.606	130%
Inventories	289.899	265.859	9%
Biologial assets	264.976	210.489	26%
Transactions with related parties	0	488	-100%
	1.588.564	**1.761.206**	**-9,8%**
Non-current assets			
Biological assets	57.906	34.585	67%
Marketable securities	19.580	10.455	87%
Derivative financial instruments	2.744	3.881	-29%
Diferred taxes	4.360	72.343	-94%
Accounts receivable and other credits	411.351	348.933	18%
Investment properties	1.004.380	997.100	1%
Transactions with related parties	1.839	2.680	-31%
Investments	7.642	5.609	36%
Property, plant and equipment	128.131	110.390	16%
Intangible assets	812	1.104	-26%
Using rights	117.954	80.032	47%
	1.756.699	**1.667.112**	**5,4%**
Total assets	**3.345.263**	**3.428.318**	**-2,4%**

13 BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	06/30/2022	06/30/2021	Change
Current liabilities			
Trade accounts payable and other obligations	253.440	186.890	36%
Loans, financing and debentures	123.411	322.046	-62%
Labor obligations	25.652	22.536	14%
Derivative financial instruments	34.064	48.574	-30%
Acquisitions payable	28.846	45.133	-36%
Transactions with related parties	0	5.568	-100%
Lease liabilities	18.581	30.545	-39%
	483.994	**661.292**	**-26,8%**
Non-current liabilities			
Trade accounts payable and other obligations	23.833	34.902	-32%
Loans, financing and debentures	329.630	341.135	-3%
Diferred taxes	34.925	26.714	31%
Lease liabilities	230.570	168.450	37%
Derivative financial instruments	5.272	1.965	168%
Provision for legal claims	1.117	1.445	-23%
	7.472	2.519	197%
Other liabilities	12.402	7.295	70%
	645.221	**584.425**	**10,4%**
Total liabilities	**1.129.215**	**1.245.717**	**-9,4%**
Equity			
Share Capital	1.587.985	1.587.985	0%
Expenses with issuance of shares	(11.343)	(11.343)	0%
Capital reserves	(21.348)	(34.189)	-38%
Treasury shares	(49.761)	(40.085)	24%
Profits reserves	416.352	416.252	0%
Proposed additional dividends	196.476	184.559	6%
Comprehensive Income	97.687	79.422	23%
Total equity	**2.216.048**	**2.182.601**	**1,5%**
Total liabilities and equity	**3.345.263**	**3.428.318**	**-2,4%**

14 CASH FLOW

(R$ thousand)	2022	2021	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	520.100	317.646	64%
Adjustments to reconcile net income			
Depreciation and amortization	82.614	110.004	-25%
Farm Sales Gain	(140.658)	(53.097)	165%
Residual value of fixed and intangible assets	1.586	6.309	-75%
Written-off in investment properties	6.743	-	n.a.
Equity Pickup	31	(11)	n.a.
Gain unrealized results with derivatives (Net)	(14.241)	8.960	n.a.
Exchange rate, monetary and financial charges (Net)	18.769	100.800	-81%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(31.634)	(124.674)	-75%
Share based Incentive Plan ("ILPA")	3.165	2.550	24%
Income and social contribution taxes	76.194	(50.536)	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(549.764)	(527.348)	4%
Provision (Reversal) of impairment of agricultural products after harvest	50.822	22.728	124%
Allowance for doubtful accounts	20	151	-87%
Provisions for lawsuits	19	1.404	-99%
	23.766	**(185.114)**	**n.a.**
Changes in the Short Term Operating Capital			
Trade accounts receivable	(25.715)	127.375	n.a.
Inventories	(74.350)	(154.937)	-52%
Biological Assets	466.490	388.082	20%
Recoverable Taxes	(612)	(23.835)	-97%
Derivative Transactions	(24.127)	(5.828)	314%
Other assets	(56.409)	31.638	n.a.
Suppliers	(57.891)	4.136	n.a.
Related parties	364	(3.218)	n.a.
Taxes payable	17.465	30.765	-43%
Labor obligations	2.975	2.940	1%
Advance from customers	2.820	(4.958)	n.a.
Lease liabilities	(34.877)	(25.464)	37%
Other obligations	(5.667)	(657)	763%
Payments of lawsuits	(347)	(1.444)	-76%
Net Cash generated by (used in) operating activities	**233.885**	**179.481**	**30%**
Income and social contribution taxes	**(28.707)**	**(28.249)**	**2%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(50.843)	(18.712)	172%
Additions to property for investments	-	(55.192)	-100%
Redemption of (investment in) marketable securities	(36.892)	2.782	n.a.
Reduction (increase) of Investment and Participation	(1.994)	-	n.a.
Equity and investments acquisition	-	(164.247)	-100%
Other cash flow investments	-	21.360	-100%
Net Cash generated by (used in) investment activities	**(89.729)**	**(214.009)**	**-58%**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	60.436	488.190	-88%
Interest from Loans and Financing	(41.697)	(16.491)	153%
Payment of loans and financing	(296.555)	(345.830)	-14%
Dividends paid	(459.984)	(42.000)	n.a.
Capital increase	-	870.988	-100%
Generated (provided) net cash by financing activities	**(737.800)**	**954.857**	**n.a.**
Increase (decrease) in cash and cash equivalents	**(622.351)**	**892.080**	**n.a.**
FX Variation in cash and cash equivalents	**(1.263)**	**(4.018)**	**-69%**
Cash and cash equivalents initial balance	1.059.107	171.045	519%
Cash and cash equivalents final balance	435.493	1.059.107	-59%
	622.351	**(892.080)**	**n.a.**

brasilagro